Response Biomedical Receives US FDA Clearance for
RAMP®NT-proBNP Test for Diagnosis of Heart Failure

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, July 22, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that it has received regulatory clearance from the U.S. Food and Drug Administration (FDA) to market the RAMP® NT-proBNP Test as an aid to the rapid diagnosis of heart failure (HF).

“NT-proBNP is emerging as a superior marker for the diagnosis of heart failure,” said S. Wayne Kay, Chief Executive Officer. “The introduction of the point-of-care RAMP® NT-proBNP Test is a significant advance as it supports the drive for speed and accuracy of diagnosis for patients presenting in emergency rooms and for early detection in ambulatory care. Because the performance of our RAMP® NT-proBNP Test is clinically concordant with that of the Roche Elecsys proBNP Test, a hospital can have standardized clinical decision points for NT-proBNP in both their emergency rooms and central laboratories. The addition of the innovative NT-proBNP Test expands the menu of the RAMP200 analyzer for the rapid assessment of patients with symptoms of cardiovascular disease.”

Dr. James L. Januzzi, the Director of the Coronary Care Unit at Massachusetts General Hospital expressed his enthusiasm for the imminent introduction of the RAMP® NT-proBNP Test. “As the first full range point-of-care assay for NT-proBNP, the RAMP® Test will present a major step forward for rapid and confident diagnosis of heart failure using this important blood test. Clinical trials, including studies done at the Massachusetts General Hospital, have shown that the RAMP® result can be used interchangeably with results from automated NT-proBNP Tests done in the hospital laboratory. This harmony between the RAMP® and the automated NT-proBNP Tests represents a huge advantage over most point-of-care BNP assays, which have disappointing harmony with their automated counterparts.”

Response Biomedical recently announced a partnership granting rights to Roche Diagnostics, a world leader in clinical diagnostics, to market its line of cardiovascular point-of-care (POC) tests. Roche Diagnostics’ comprehensive sales and marketing infrastructure allows for broad worldwide penetration of Response Biomedical’s cardiovascular line.

About HF
HF impedes the ability of the heart to pump blood at a rate sufficient to support the body's vital needs. HF affects nearly 17 million people worldwide, and is the single most frequent cause of hospitalization in people over 65 years. The initial diagnosis of HF is problematic as symptoms can be associated with other pathologies such as respiratory disease and the secondary effects of obesity. According to the Canadian Heart and Stroke Foundation, doctors estimate that there are 200,000 - 300,000 Canadians with heart failure. Since 1970, the number of Canadians dying from congestive heart failure has increased sixty per cent. According to the American Heart Association,

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approximately five million Americans are currently afflicted with HF and 550,000 new cases are diagnosed each year. The prevalence of HF is expected to continue increasing due to the aging population and improved survival rates of patients with other cardiovascular diseases.

About NT-proBNP
NT-proBNP is widely recognized as a definitive marker for the diagnosis of HF. NT-proBNP is cleaved from the precursor peptide proBNP in quantities directly proportional to its biologically active counterpart BNP and in close correlation with the severity of heart failure. BNP is secreted primarily from the left ventricle in response to pressure overload and regulates blood pressure, electrolyte balance and fluid volume. BNP acts to reduce the pressure overload. Elevated levels of NT-proBNP indicate the presence of heart failure, and provide physicians with an important diagnostic tool in the early detection and management of HF. Independent published studies show that NT-proBNP is also valuable for: risk stratification of patients with stable coronary heart disease, as a prognostic marker across the entire spectrum of cardiovascular diseases, potentially detecting early stages of HF in the absence of clinically obvious symptoms, and for the assessment of prognosis for patients with HF and for patients who have previously had a myocardial infarction.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize cardiovascular POC tests worldwide.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its clinical products and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

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Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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